UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Grupo Supervielle S.A. – Relevant Information: Tarjeta Automática S.A. and IUDÚ Compañía Financiera S.A. loan portfolio transfer to Banco Supervielle S.A.

Autonomous City of Buenos Aires, September 29, 2022

Messrs.
Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Mercado Abierto Electrónico S.A.

Present

Ref.: Relevant Fact – Tarjeta Automática S.A. and IUDÚ Compañía Financiera S.A. loan portfolio transfer to Banco Supervielle S.A.

To whom it may concern,

Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), a universal financial services group in Argentina with a nationwide presence, announces that, on September 29, 2022, the subsidiary Banco Supervielle S.A. accepted (i) an offer to transfer the loan portfolio without recourse to the assignor of Tarjeta Automática S.A. and (ii) an offer to transfer the loan portfolio without recourse to the assignor and contractual positions under other business relationships of IUDÚ Compañía Financiera S.A. Likewise, it is informed that the loan portfolio transfer and technological migration of Tarjeta Automática S.A. and IUDÚ Compañía Financiera S.A. will occur after acceptance of the offer letters by Banco Supervielle S.A. and through different migrations, by client batches, which will be completed approximately in the course of the month of December 2022.

Yours faithfully,

_______________________

Julio Patricio Supervielle

President

Grupo Supervielle S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 29, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer